News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	December 17, 2020

Seabridge Completes Acquisition of Snowfield Property from Pretivm

Purchase adds 25.9 million oz of M&I gold resources adjacent to flagship KSM Project

Work begins on Snowfield-KSM integration expected to further improve economic projections

Toronto, Canada - Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) ("Seabridge" or the "Company") announced today it has closed its previously announced acquisition of the Snowfield Property  from Pretium Resources Inc. ("Pretivm"). The Snowfield Property hosts a large gold resource immediately adjacent to Seabridge's 100%-owned KSM gold-copper project in northeast British Columbia, Canada. The acquisition enables exciting new development opportunities for KSM which could have a significant positive impact on project economics.

The Snowfield Property, located in the same valley that hosts KSM's Mitchell Deposit (see attached map), was purchased from Pretivm for US$100 million (the "Cash Payment"), a 1.5% net smelter royalty (NSR) on Snowfield Property production and a future contingent payment of US$20 million of which US$15 million can be credited against future royalty payments. Cantor Fitzgerald Canada Corporation acted as financial advisor to Seabridge on the acquisition.

Seabridge Chairman and CEO Rudi Fronk said: "This acquisition brings Seabridge a number of major benefits. First, it adds appreciably to our ounces of gold per share, our most important measure of shareholder value, at a cost of approximately US$3 per oz. Second, Snowfield's measured and indicated mineral resources have the potential to significantly increase KSM's proven and probable reserves. Snowfield's mineral resource is 25.9 million ounces of gold in the measured and indicated category and a further 9.0 million ounces in the inferred category as well as substantial copper resources (see table below). The estimated strip ratio for Snowfield deposit is less than one-to-one and previous studies indicate its resources can be successfully blended with Mitchell ore."

"Work is already underway to determine how to integrate Snowfield into a new KSM mine plan. We expect a large portion of the Snowfield mineral resource could be exploited in a combined operation, which could potentially improve KSM's IRR and NPV projections as well as shortening the payback period of initial capital. Our current environmental approvals include haul roads through the Snowfield Property which may allow us to expedite its development and access some of its best grade material early in the mining process.  The next step is to generate additional data that is necessary to complete a new Preliminary Feasibility Study ("PFS") for the KSM Project which includes the Snowfield Property. We believe this new PFS will increase project reserves and improve capital efficiency by extending the life of open pit mining, thereby allowing us to delay the capital-intensive development of underground mining later in the project life," Fronk said.

In addition to the Cash Payment already made, the agreement provides Pretivm a 1.5% NSR on Snowfield Property production and a further conditional payment of US$20 million payable to Pretivm within 6 months following the earlier of (i) commencement of commercial production from Snowfield Property or any part thereof; and (ii) announcement by Seabridge of a bankable feasibility study which includes production of reserves from the Snowfield Property. US$15 million of the conditional payment will be offset against amounts payable pursuant to the 1.5% NSR. Seabridge will retain a right-of-first-refusal to purchase the 1.5% NSR should Pretivm decide to sell it.

SNOWFIELD ESTIMATED MINERAL RESOURCES BASED ON A GOLD EQUIVALENT CUT-OFF GRADE OF 0.30 G/T (1)(2)(3)(4)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly (ppm)	Rhen (ppm)	Contained(3)
							Gold ('000 oz)	Silver ('000 oz)	Copper (billion lbs)	Moly(3) (million lbs)	Rhen(3) (million oz)
Measured	189.8	0.82	1.69	0.09	97.4	0.57	4,983	10,332	0.38	40.8	3.5
Indicated	1,180.3	0.55	1.73	0.10	83.6	0.50	20,934	65,444	2.60	217.5	19.0
M+I	1,370.1	0.59	1.72	0.10	85.5	0.51	25,917	75,776	2.98	258.3	22.5
Inferred(2)	833.2	0.34	1.90	0.06	69.5	0.43	9,029	50,964	1.10	127.7	11.5

   Mineral resources stated above are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions. Parameters used in the estimate include metals prices (and respective recoveries) of US$1,025/oz. gold (71%), US$16.60/oz. silver (70%), US$3/lb. copper (70%), US$19/lb. molybdenum (60%) and rhenium US$145/oz (60%). The pit optimization utilized the following cost parameters: Mining US$1.75/tonne, Processing US$6.10/tonne and G&A US$0.90/tonne along with pit slopes of 45 degrees. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The mineral resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
   The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.
   Contained metal may differ due to rounding. "Moly" refers to molybdenum. "Rhen" refers to rhenium
   The mineral resources reported above were estimated by P&E Mining Consultants Inc. with an effective date of February 18, 2011 and are detailed in a NI-43-101 Technical Report filed in March 2011 by Pretivm titled "Technical Report and Updated Resource Estimate on the Snowfield Property".

Seabridge has completed its own work to verify the Snowfield mineral resource estimate and has concluded that the resource estimate reported above is relevant and reliable. No material work has been completed on the Snowfield Property since the February 2011 mineral resource estimate and Seabridge considers it a current estimate. William E. Threlkeld, Senior Vice President, Exploration of Seabridge prepared or supervised the verification work performed by Seabridge on the 2011 resource estimate.  Mr. Threlkeld is a qualified person for the purposes of NI 43-101.

About Seabridge Gold Inc.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM and Iskut Projects located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com/resources.php.

Forward Looking Statements

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by Seabridge and in respect of the Snowfield Property were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral resources at the Snowfield Property and proven and probable reserves at the KSM Project; and (ii) the integration of the Snowfield Property into the KSM Project and its mine plan having the potential to improve the KSM Project's economics, including NPV, IRR and payback period, increase mineral reserves and improve capital efficiency. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others relating to the mineral resources and mineral reserves include: (i) the presence of and continuity of metals at the KSM Project and the Snowfield Property between drill holes, including at modeled grades; (ii) that costs of mining the Iron Cap deposit will be comparable to mining the Kerr deposit; (iii) the capacities of various machinery and equipment; (iv) the availability of personnel, machinery and equipment at estimated prices; (v) exchange rates; (vi) metals sales prices; (vii) block net smelter return values; (viii) conceptual cave footprints, draw points and heights; (ix) appropriate discount rates; (x) tax rates and royalty rates applicable to the proposed mining operation; (xi) financing structure and costs; (xii) anticipated mining losses and dilution; (xiii) metallurgical performance; (xiv) reasonable contingency requirements; (xv) success in realizing proposed operations; (xvi) receipt of regulatory approvals on acceptable terms; and (xvii) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience.  Consequently, forward-looking statements are inherently unreliable. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2019 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

 ON BEHALF OF THE BOARD

Rudi P. Fronk

Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

The KSM Property